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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement Under Section 14(D)(1) Or Section 13(E)(1)
Of The Securities Exchange Act Of 1934

SangStat Medical Corporation
(Name Of Subject Company (Issuer))

Genzyme Corporation
Swift Starboard Corporation
(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 per Share
(Title of Class of Securities)

801003104
(CUSIP Number of Class of Securities)

Peter Wirth
Genzyme Corporation
One Kendall Square
Cambridge, MA 02139
Telephone: (617) 252-7500
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:
Paul Kinsella
Ropes & Gray LLP
One International Place
Boston, Massachusetts 02110
Telephone: (617) 951-7000

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee

Not Applicable*	Not Applicable*

*
A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A
Form or Registration No.:	N/A
Filing Party:	N/A
Date Filed:	N/A
☒
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☐
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

For SangStat
Bill Martin (all inquiries)
510-789-4331

For Genzyme
Sally Curley (investors)
(617) 591-7140

Dan Quinn (media)
(617) 591-5849

Genzyme to Acquire SangStat Medical Corporation

Gains Leading Transplant Antibody Product, Strengthens Immunology Pipeline

        Genzyme Corporation (Nasdaq: GENZ) and SangStat Medical Corporation (Nasdaq: SANG) announced today that they have reached an agreement under which Genzyme will acquire SangStat in an all cash transaction valued at $22.50 per outstanding share, or approximately $600 million. The transaction is expected to be dilutive to Genzyme's GAAP earnings due to amortization through 2004. Excluding amortization, it is expected to be neutral to slightly accretive to Genzyme's earnings through 2004, and accretive beyond that time.

        With this transaction, Genzyme is acquiring a profitable and growing company with a leading antibody product used in organ transplantation, a well-respected U.S. and European field organization, and a strong development program with a significant pipeline in immune suppression and immunology. This pipeline is complementary to Genzyme's own work in immune-mediated diseases, such as scleroderma, multiple sclerosis, and pulmonary fibrosis. SangStat's lead product, Thymoglobulin® (anti-thymocyte globulin), is indicated in the United States for the treatment of acute rejection in patients with a renal transplant. The company reported revenues of $120 million in 2002, generating earnings of $0.24 per share.

        "This is a strong strategic fit for Genzyme, which adds a growing product, a strong pipeline, and a skilled team that nicely complements our ongoing programs in the high-potential area of immune mediated diseases," said Henri A. Termeer, chairman and chief executive officer, Genzyme Corporation. "Thymoglobulin is an excellent product that has the potential to transform the way transplant teams manage the care of their patients. We will use our combined resources and expertise to expand its areas of use and broaden its availability throughout the world."

        Thymoglobulin is an immunosuppressive polyclonal antibody product that suppresses certain types of immune cells responsible for acute organ rejection in transplant patients. Clinical studies have demonstrated that using Thymoglobulin to treat an acute rejection episode in a renal transplant patient may reverse the rejection episode. Acute rejection is the most common immunologic complication in transplant patients.

        In many European countries, Thymoglobulin is indicated for induction and treatment in solid organ transplants. In a number of these countries, it is indicated for the treatment of graft versus host disease, and for the treatment of aplastic anemia. In Japan and certain other countries, SangStat markets Lymphoglobuline® (anti-Thymocyte-globulin, equine) for the treatment of aplastic anemia and the prevention and treatment of graft rejection. Global sales of these products have grown steadily since Thymoglobulin was launched in the United States in 1999, reaching $77.4 million in 2002.

        Growth of Thymoglobulin has been buoyed in recent quarters by its increasing use in induction therapy at the time of kidney transplant. Genzyme intends to expand SangStat's clinical development programs in this area to fully develop this opportunity, and to pursue a broader indication for Thymoglobulin in the United States. Recently, SangStat received clearance for two investigational drug applications from the U.S. Food and Drug Administration to initiate new studies of Thymoglobulin in living donor kidney transplant patients and in bone marrow transplantation. Genzyme expects to drive

Thymoglobulin growth primarily by gaining a broader clinical label, and by expanding sales in Europe and Latin America.

        "The synergies between Genzyme and SangStat are clear, and we believe this transaction brings significant value to SangStat's shareholders," said Richard D. Murdock, chairman, president, and chief executive officer, SangStat Medical Corporation. "In addition, SangStat is very pleased to add its successful team of dedicated professionals to one of the world's leading global biotechnology companies."

        SangStat also promotes Gengraf(tm) (cyclosporine), a branded generic cyclosporine co-marketed with Abbott Laboratories. Gengraf is a chronic immunosuppressant that is sold by the same sales force responsible for Thymoglobulin. This highly specialized sales force is focused primarily on the top 100 solid organ transplant centers, which account for approximately 75 percent of all kidney transplants. This focus on the kidney transplant area will complement Genzyme's own renal business, which is centered around Renagel® (sevelamer hydrochloride), a phosphate binder for patients with end stage renal disease on hemodialysis.

Strategic Pipeline

        SangStat's lead pipeline candidate is RDP58, an anti-inflammatory peptide that inhibits TNF-alpha, interferon-gamma, IL-12 and IL-2. The company is investigating RDP58 for use across a range of immune-mediated diseases (IMDs), including ulcerative colitis (UC). SangStat recently reported positive Phase 2 results for UC and has announced that it is in partnership discussions regarding development of RDP58 across a range of gastrointestinal diseases. Genzyme plans to continue these discussions, focusing on companies with the resources to develop and market this high potential product across the large medical community that treats these diseases.

        Genzyme has several complementary IMD products in development. CAT-192, a human anti-TGFb monoclonal antibody, is being investigated in a Phase 2 trial with partner Cambridge Antibody Technology (CAT) for the treatment of diffuse systemic sclerosis. Genzyme is also conducting research examining the potential of this product in managing chronic organ rejection following transplantation. GENZ 29155, a small molecule for multiple sclerosis, is expected to enter clinical trials this year, and is being investigated as well for use in organ transplantation. GC 1008, a potential treatment for pulmonary fibrosis, is expected to enter clinical trials early next year in partnership with CAT. SangStat's RDP58 has shown promising preclinical results in this indication.

        SangStat also has rights through a collaboration with Therapeutic Human Polyclonals, Inc. to an early stage research program focused on developing human polyclonal antibodies. If successful, this effort could enable far broader use of polyclonal antibodies in solid organ transplantation, autoimmune diseases, and the treatment of hematological tumors. This program, combined with Genzyme's own antigen discovery program, could accelerate the identification of targets and potential product candidates for development.

Transaction Terms

        Genzyme's acquisition of SangStat will take the form of an all cash tender offer, which is expected to be completed in early September. The $22.50 per share transaction amount represents an approximately 45 percent premium over the closing price of SangStat's shares on Aug. 1. The transaction has been approved by the boards of directors of both companies, and is subject to clearance under the Hart-Scott-Rodino Antitrust Improvements Act.

        In association with the acquisition, Genzyme anticipates it will incur certain one time charges, which will be detailed at the close of the transaction.

        This announcement is not a recommendation, an offer to purchase or a solicitation of an offer to sell shares of SangStat Medical Corporation common stock. Genzyme Corporation has not commenced the tender offer for shares of SangStat Medical Corporation common stock described in this announcement. Upon commencement of the tender offer, Genzyme Corporation will file with the

Securities and Exchange Commission a tender offer statement on Schedule TO and related exhibits, including the offer to purchase, letter of transmittal, and other related documents. Following commencement of the tender offer, SangStat Medical Corporation will file with the Securities and Exchange Commission a solicitation/recommendation statement on Schedule 14D-9. Shareholders should read the offer to purchase and solicitation/recommendation statement and the tender offer statement on Schedule TO and related exhibits when such documents are filed and become available, as they will contain important information about the tender offer. Shareholders can obtain these documents when they are filed and become available free of charge from the Securities and Exchange Commission's website at www.sec.gov, or from Genzyme Corporation by directing a request to Genzyme Corporation, One Kendall Square, Cambridge, MA 02139, Attention: Investor Relations, or from SangStat Medical Corporation by directing a request to SangStat Medical Corporation, 6300 Dumbarton Circle, Fremont, CA 94555, Attention: Corporate Communications.

        Genzyme Corporation is a global biotechnology company dedicated to making a major positive impact on the lives of people with serious diseases. The company's broad product portfolio is focused on rare genetic disorders, renal disease, and osteoarthritis, and includes an industry-leading array of diagnostic products and services. Genzyme's commitment to innovation continues today with research into novel approaches to cancer, heart disease, and other areas of unmet medical need. Genzyme's 5,300 employees worldwide serve patients in more than 80 countries.

        SangStat Medical Corporation is a global biotechnology company focused on immunology and working to discover, develop and market high value therapeutic products in the autoimmune, hematology/oncology and immunosuppression areas. SangStat's U.S. headquarters are in Fremont, California. SangStat also maintains a strong European presence, including direct sales and marketing forces in France, Germany, Italy, Spain, and the UK, and distributors throughout the rest of the world. SangStat's stock is traded on the NASDAQ under the symbol "SANG".

        This press release contains forward-looking statements, including statements about: Genzyme's acquisition of SangStat and the timing and completion of an all cash tender offer for SangStat's outstanding shares; the ability to complete the transaction on the terms contemplated; the value of the transaction; the anticipated impact of the acquisition on Genzyme's operations and financial results; expectations concerning SangStat's products and product candidates, including partnering opportunities; plans for expanding the use, availability and sales of and indication for Thymoglobulin following the acquisition; plans to develop and market RDP58; clinical development plans and timetables for Thymoglobulin, GENZ 29155 and GC 1008; market estimates; partnership plans for RDP58; and expectations concerning research and development programs, including SangStat's human polyclonal antibody program and Genzyme's antigen discovery program. These statements are subject to risks and uncertainties that could cause actual results to differ materially from those projected in these forward-looking statements. These risks and uncertainties include, among others: the willingness of SangStat shareholders to tender their shares in the tender offer and the number and timing of shares tendered; the ability to consummate the acquisition on the terms described in this press release; the ability to obtain regulatory and third party consents, to the extent required for the acquisition, and to do so in a timely manner; the ability to successfully integrate SangStat's operations and programs with Genzyme's following the acquisition and the time and resources required to do so; the actual design, results and timing of preclinical and clinical studies; enrollment rates for clinical trials; the actual timing and content of submissions to and decisions made by regulatory authorities in the U.S., Europe, Latin America and elsewhere, including decisions regarding marketing authorizations, product pricing and facilities; market acceptance of Thymoglobulin in expanded areas of use and in new geographic markets; whether competitors in the immunology field increase sales of their products, implement price reductions or introduce new products; the actual impact of the acquisition on Genzyme's renal business; the ability to manufacture sufficient quantities of products for development and commercialization activities and to do so in a timely and cost efficient manner; the ability to successfully negotiate and consummate one or more strategic partnerships for RDP58 and the terms of such partnerships; our ability to obtain and maintain agreements with suppliers, licensors and sublicensees, and distributors; the ability to attract and retained qualified sales forces; the availability and extent of reimbursement from third-party payers for Genzyme and SangStat's products and services; patent and other litigation, including the results from the pending Gengraf litigation; the scope, validity and enforceability of patents and other proprietary rights held by third parties and the actual impact of such patents and other rights, if any, on our ability to commercialize products; the accuracy of Genzyme and SangStat's information concerning the markets for their respective products and product candidates, including growth projections, and the competitive environment in those markets; the impact, if any, of war and terrorist activities on the operations and activities of Genzyme, SangStat and third parties, including regulatory authorities; and the risks and uncertainties described in reports filed by Genzyme and SangStat with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended, including without limitation Exhibit 99.2 to Genzyme's 2002 Annual Report on Form 10-K, as amended, and under the heading "Risk Factors" in SangStat's 2002 Annual Report on Form 10-K. We caution investors not to place undue reliance on the forward-looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements, risks or reasons why actual results might differ. All forward-looking statements are expressly qualified in their entirety by this cautionary statement.

        Genzyme® and Renagel® are registered trademarks of Genzyme Corporation. SangStat®, Thymoglobulin® and Lympoglobuline® are registered trademarks of SangStat Medical Corporation or its subsidiaries. Gengraf(tm) is a trademark of Abbott Laboratories, Inc. All rights reserved.

Conference Call Information

        There will be a conference call today at 11:00 a.m. ET to discuss Genzyme Corporation's acquisition of SangStat Medical Corporation. If you would like to participate please call (913) 981-5572. A replay of this call will be available from 2 p.m. on Tuesday, Aug. 5, ET through midnight on Aug. 12 by dialing 719-457-0820. Please refer to reservation number 441459. This call will also be webcast live at http://www.genzyme.com/corp/investors/events home.asp

        Merrill Lynch & Co. acted as financial advisors and Skadden, Arps, Slate, Meagher & Flom LLP acted as legal counsel to SangStat. Credit Suisse First Boston LLC acted as financial advisors and Ropes & Gray LLP acted as legal counsel to Genzyme.

        Genzyme's press releases and other company information are available at www.genzyme.com and by calling Genzyme's investor information line at 1-800-905-4369 within the United States or 1-703-797-1866 outside the United States.

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Genzyme to Acquire SangStat Medical Corporation Gains Leading Transplant Antibody Product, Strengthens Immunology Pipeline